02 MAY 22 AM 10:

PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02034336

SUPPL

17 May 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement – Britons' Teeth Brush up Best In Europe – Study Findings

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\judi\docs\adr's\005.doc

PRESS INFORMATION

Date : 15th May 2002

Contact: Gillian Kidney, UK PR Executive, Taylor Nelson Sofres
Tel: +44 (0)20 8967 1415 or email: gillian.kidney@tnsofres.com
OR: Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

BRITONS' TEETH BRUSH UP BEST IN EUROPE – STUDY FINDINGS

People in Britain have the best-kept teeth in Europe, according to research from Taylor Nelson Sofres (TNS) published today. The findings reveal that almost 60 per cent of people in Britain visit a dentist every three to four months in comparison to just 15 per cent of people in Italy, 14 per cent in France and just seven per cent in Spain.

The research - carried out by TNS' European Toiletries and Cosmetics Database (ETCD) - compared oral care amongst men and women in Britain, France, Germany, Italy and Spain. The results are published to coincide with National Smile Week, which began in Britain on Monday (13th May).

The findings also indicate that over three quarters (77 per cent) of people in Britain still have their natural teeth in comparison to just 64 per cent of people in Italy and 58 per cent in France. In addition, people in Britain are more likely to whiten their teeth and freshen their breath with 17 per cent using a toothpaste designed specifically to whiten teeth and 13 per cent using mouthwash on average seven times a week. This compares to just five per cent (whitener) and nine per cent (mouthwash) in Italy.

Additional findings from Taylor Nelson Sofres' Beauty Panel indicate that the toothpaste market is currently worth £295 million in Britain and this is growing year-on-year with Colgate as the top selling toothpaste brand on the market. The total toothbrush market is valued at £246 million and manual toothbrushes dominate with 80 per cent market share.

Matt Stockbridge, Account Director of ETCD, Taylor Nelson Sofres said:
"People in Britain appear to be more concerned about oral hygiene and the appearance of their teeth than their European counterparts. This is demonstrated by their more frequent visits to the dentist and greater use of oral care products.

"The influx in the types of oral care products available on the market and the drive by manufacturers to communicate key messages about the benefits of good oral health has resulted in increasing levels of spend by consumers, particularly in Britain. It may be that messages related to oral healthcare have been delivered and reinforced more strongly in Britain resulting in greater awareness of oral health issues and greater use of oral healthcare products."

- Ends -

Notes to editors:

Research was undertaken by Taylor Nelson Sofres European Cosmetics and Toiletries Database during the 12 months to December 2001. The data has been released to coincide with National Smile Week which started on 13th May 2002.

Beauty Panel is a Continuous Panel Measurement for the Fragrance and Cosmetic Industry. Data is gathered via a telephone-interviewing panel of 10,000 individuals.

Taylor Nelson Sofres:

Through its network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to leading national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: http://www.tnsofres.com

For further information please contact:

Gillian Kidney, UK PR Executive, Taylor Nelson Sofres
Tel: +44 (0)20 8967 1415 or email: gillian.kidney@tnsofres.com

Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com